

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2012

Via E-mail
Donald Gaiter
Chief of Acquisitions and Strategy
National Bank Holdings Corporation
101 Federal Street, 19th Floor
Boston, MA 02110

>   **Re: National Bank Holdings Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed April 2, 2012**
>   **File No. 333-177971**

Dear Mr. Gaiter:

We have reviewed your amendment and response letter dated April 2, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

    - Describe how and when a company may lose emerging growth company status;

    - A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - Your election under Section 107(b) of the Act:

o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

<u>Prospectus Summary</u>

<u>Our Competitive Strengths, page 6</u>

2. We note the title NBH (Core) Pre-Tax Pre Provision Net Revenue (1)/ Risk Weighted Assets for the year ended December 31, 2011, Note 2 to the presentation and the reconciliation of this non-GAAP measure in Note 6 to the Selected Financial Information appearing on page 15. In addition, we note the presentation of Core pre-tax, pre-provision net revenue under the title Other Financial Data and Core pre-tax, pre-provision net revenue to risk weighted assets under the title Other Information – Financial Ratios on pages 13 and 14, respectively. In this regard, the use of the word "core" implies that you are referring to your most central or essential operations and results. The add-back of the provision to arrive at "core pre-tax, pre-provision net revenue" implies that credit losses are not an inherent part of your core operations. Thus, we believe that it would be more appropriate to use a more descriptive title for these non-GAAP measures and eliminate the use of the word "core" in its entirety. Accordingly, please revise throughout the document.

<u>Risk Factors</u>

<u>As a public company, we will be required to meet periodic reporting requirements…, page 27</u>

3. We note that you have identified a material weakness in your internal control over financial reporting for the year ended December 31, 2011. Please separate the disclosure related to your internal controls into its own risk factor.

4. We reissue comment 10 of our letter dated December 9, 2011 which requested that you eliminate language from your risk factors disclosure regarding your ability to provide assurances that a given event might happen.

5. We note your disclosure that the material weakness identified did not affect your independent auditor's report on your consolidated financial statements. Please describe how you discovered the internal control deficiencies and please explain the actions that were taken between December 31, 2011 and the filing of the auditor's report to allow for your independent auditors to provide assurance that the financial statements are free of material misstatement.

The Market price of our Class A common stock could decline significantly…, page 37

6. Please revise your disclosure to provide the ownership percentage amounts of the holders that are entitled to the benefits of the registration rights agreement filed on March 30, 2012.

Compensation Discussion and Analysis

Setting Compensation for our Named Executive Officers, page 142

7. We note your disclosure in the first full paragraph on page 143 that Mr. Gaiter's compensation "is based on arrangements that were negotiated directly with investors at the time that [the] Company was founded." Please file any agreement that memorializes these arrangements with Mr. Gaiter, or any other executive officer, as an exhibit to your registration statement.

Senior Executive Bonus Plan, page 146

8. Please file the Senior Executive Bonus Plan as an exhibit to the registration statement.

Mr. Fitzgerld's Separation Letter, page 158

9. Please file this separation letter as an exhibit to the registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christina Harley at (202) 551-3695 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.   Via E-mail
        David E. Shapiro, Esq.
        Wachtell, Lipton, Rosen & Katz